

Mail Stop 3561

June 25, 2010

Jason T. Miller
Assistant General Counsel
Guess?, Inc.
1444 South Alameda Street
Los Angeles, California 90021

> **Re:** **Guess?, Inc.**
> **Form 10-K for fiscal year ended January 30, 2010**
> **Filed March 31, 2010**
> **File No. 001-11893**

Dear Mr. Miller:

We have reviewed your response letter dated June 4, 2010, and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to our comment, we may have additional comments.

Form 10-K for Fiscal Year Ended January 30, 2010

Note (1) Summary of Significant Accounting Policies and Procedures, page F-7

Earnings Per Share, page F-11

1. Please tell us and disclose in future filings, to the extent material, how you reflect any changes in the carrying amount redeemable of noncontrolling interests within your computation of earnings per share.

Questions may be directed to Brian McAllister, the accounting examiner for this filing, at (202) 551-3341 or Ryan Milne, Accounting Branch Chief, at (202) 551-3688 for accounting issues. Please contact me with at (202) 551-3871 or me at with any other questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Healthcare Services